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January 26, 2024 Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Ms. Anu Dubey	STEPHANIE A. CAPISTRON STEPHANIE.CAPISTRON@DECHERT.COM +1 617 728 7127 DIRECT

Re: Virtus Asset Trust (the “Registrant”)

(File No. 333-276036)

Dear Ms. Dubey:

This letter responds to the comments you provided to Katherine Hurley and me in a telephonic discussion on December 29, 2023 with respect to your review of the Registrant’s Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”) in connection with the reorganization of Virtus Vontobel Foreign Opportunities Fund, a series of Virtus Opportunities Trust, with and into Virtus SGA International Growth Fund, a series of Virus Asset Trust, which was filed on December 14, 2023. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Comment 1.	On the first page under the “General” heading, please disclose the following in accordance with Item 7(b) of Form N-14 in bold text: “We are not asking you for a proxy and you are requested not to send us a proxy.” Additionally, please separately disclose in the Registration Statement that the Reorganization does not require approval from Acquired Fund shareholders.

Response 1.

The Registrant has updated the Registration Statement in accordance with this comment by adding the following disclosure:

“We are not asking you for a proxy and you are requested not to send us a proxy.”

Comment 2.	On the first page, please include disclosure in the sentence “[t]his Prospectus/Information Statement is being mailed on or about February [ ], 2024” identifying to whom the Prospectus/Information Statement will be mailed.

Response 2.

The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“This Prospectus/Information Statement is being furnished in connection with the reorganization of Virtus Vontobel Foreign Opportunities Fund (“Acquired Fund”), a series of Virtus Opportunities Trust (“Acquired Fund Trust”), into Virtus SGA International Growth Fund (“Acquiring Fund”), a series of Virtus Asset Trust (“Acquiring Fund Trust” and together with the Acquired Fund Trust, the “Trusts”). This Prospectus/Information Statement is being mailed on or about February [ ], 2024 to shareholders of the Acquired Fund as of [     ].”

Comment 3.	In the paragraph beginning “Virtus Investment Advisers, Inc. (“VIA”) serves as the investment adviser for the Acquired Fund…,” please disclose the relationship between VIA and Virtus Fund Advisers, LLC.

Response 3.

The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“Virtus Investment Advisers, Inc. (“VIA”) serves as the investment adviser for the Acquired Fund, Virtus Fund Advisers, LLC (“VFA”) serves as the investment adviser for the Acquiring Fund, Vontobel Asset Management, Inc. (“Vontobel”) serves as investment subadviser for the Acquired Fund and Sustainable Growth Advisers, LP (“SGA”), an affiliate of VIA and VFA, serves as investment subadviser for the Acquiring Fund. Following the Reorganization, VFA and SGA will continue to serve as the investment adviser and investment subadviser, respectively, of the Acquiring Fund. VIA and VFA are affiliated investment advisers under common control by Virtus Partners, Inc.”

Comment 4.	In the discussion following the question “Why is the Reorganization happening?” and globally, when disclosing that “each share class of the Acquiring Fund will have a net expense ratio that is the same as or lower than that of the corresponding share class of the Acquired Fund,” please also disclose that each share class of the Acquiring Fund will have a total expense ratio that is higher than that of the corresponding class of the Acquired Fund.

Response 4.

The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“The Reorganization will allow shareholders of the Acquired Fund to own a fund that is substantially similar in style and with a greater amount of combined assets after the Reorganization. The Acquiring Fund has an identical investment objective and similar investment strategies and risks to those of the Acquired Fund~~, and~~. Although each share class of the Acquiring Fund will have ~~a~~ an expense ratio that is higher than that of the corresponding share class of the Acquired Fund, the Acquiring Fund’s investment adviser has contractually agreed to limit the Acquiring Fund’s total operating expenses (excluding certain expenses) through April 30, 2025 so that the Acquiring Fund’s net expense ratio that (which reflects the application of this contractual expense limitation) is the same as or lower than that of the corresponding share class of the Acquired Fund on a pro forma basis after the Reorganization. Under certain conditions, the Acquiring Fund’s investment adviser may recapture operating expenses reimbursed and/or fees waived.

The Reorganization is expected to create better efficiencies for the portfolio management team~~, which will also~~ by creating a fund of a larger scale which could expand the range investment opportunities for the Acquiring Fund, and will benefit shareholders of the Acquired Fund by exposing them to a high quality, high conviction investment strategy. However, immediately following the Reorganization, gross expenses will increase for shareholders of the Acquired Fund.”

Comment 5.	In the discussion following the question “Why is the Reorganization happening?,” please disclose that “net” means expenses after waiver or reimbursement. Additionally, please disclose that the Adviser can recoup waived expenses.

Response 5.	The Registrant has updated the Registration Statement in accordance with this comment as reflected in the response to Comment 4 above.

Comment 6.	In the sentence beginning “[t]he Reorganization is expected to create better efficiencies…,” please identify and disclose the “better efficiencies” that are expected to be created for the portfolio management team. Additionally, please disclose how Acquired Fund shareholders will “also benefit” from the better efficiencies and note that Acquired Fund fees will increase as a result of the Reorganization.

Response 6.	The Registrant has updated the Registration Statement in accordance with this comment as reflected in the response to Comment 4 above.

Comment 7.	In the discussion following the question “How will the Reorganization affect me?,” please disclose that total operating expenses for shareholders of the Acquired Fund will increase after the Reorganization.

Response 7.

The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“It is anticipated that the Reorganization will result in better operating efficiencies for the Acquiring Fund. Upon the reorganization of the Acquired Fund into the Acquiring Fund, operating efficiencies may be achieved by the Acquiring Fund because it will have a greater level of assets and achieve economies of scale, resulting in potentially lower management and administrative costs in the future. As of ~~September 30~~December 31, 2023, the Acquiring Fund’s net assets were approximately $~~65,608,040~~79,070,265 and the Acquired Fund’s net assets were approximately $~~636,940,601~~623,939,944. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. However, immediately following the Reorganization, gross expenses will increase for shareholders of the Acquired Fund.”

Comment 8.	In the discussion following the question “How will the Reorganization affect me?,” please specify and disclose what is meant by the term “better operating efficiencies” and specify which Fund will achieve the efficiencies.

Response 8.	The Registrant has updated the Registration Statement in accordance with this comment as reflected in the response to Comment 7.

Comment 9.	In the discussion following the question “How will the Reorganization affect me?,” please qualify the statement regarding “economies of scale” to note that expenses are increasing for Acquired Fund shareholders as a result of the Reorganization.

Response 9.	The Registrant has updated the Registration Statement in accordance with this comment as reflected in the response to Comment 7.

Comment 10.	In the discussion following the question “How do the Funds’ investment objectives and principal investment strategies compare?,” please highlight the differences in the strategies in accordance with Item 3(b) of Form N-14.

Response 10.

The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“The investment objectives of the Acquired Fund and the Acquiring Fund are identical in that both Funds seek long-term capital appreciation. The investment objectives of both the Acquired Fund and the Acquiring Fund are non-fundamental, which means that each may be changed by vote of the Trustees and without shareholder approval, upon 60 days’ notice to shareholders. The investment strategies of the Funds are similar with respect to investing in equity securities of non-U.S. issuers. However, there are some differences between the principal investment strategies of the Funds. Under normal circumstances, the Acquired Fund will invest at least 80% of its assets in equity securities or equity-linked instruments of issuers located outside the United States, including issuers in emerging markets countries. Under normal circumstances, the Acquiring Fund will invest at least 80% of its assets in equity securities of issuers organized, headquartered or doing a substantial amount of business outside the U.S. The Acquired Fund seeks to invest in companies with consistent operating histories and financial performance that, in most cases, generate free cash flow. The Acquired Fund’s strategy is designed to capture part of up market cycles and provide protection during down market cycles. The Acquiring Fund similarly seeks to invest in companies that it believes have a high degree of predictability, strong profitability and above average earnings and cash flow growth, however, it does not take market cycles into consideration as part of its principal investment strategies. In determining the location of an issuer, the subadviser to the Acquired Fund primarily relies on the country where the issuer is incorporated (though it will consider other factors), whereas the subadviser to the Acquiring Fund will determine an issuer’s location based on assessment of where its assets are located or from where it derives its revenues.

The principal risks of the Funds are similar. Principal risks applicable to both the Acquired Fund and the Acquiring Fund are “Equity Securities Risk,” “Foreign Investing Risk,” “Emerging Market Risk,” “Market Volatility Risk,” “Currency Rate Risk,” “Depositary Receipts Risk,” “Redemption Risk,” “Large Market Capitalization Companies Risk” and “Small and Medium Market Capitalization Companies Risk.” The principal risk applicable only to the Acquired Fund is “Equity-Linked Instruments Risk.” Principal risks applicable only to the Acquiring Fund are “Geographic Concentration Risk,” “Convertible Securities Risk,” “ESG Risk,” “Growth Stocks Risk,” “Preferred Stocks Risk” and “Sector Focused Investing Risk.” For a discussion of the Funds’ principal risks, see the section entitled “Risks” below.”

Comment 11.	In the first paragraph following the heading “Reasons for the Reorganization,” please clarify what is meant by the phrase “better efficiencies for the portfolio management team” and discuss the efficiencies created.

Response 11.

The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“The Reorganization will allow shareholders of the Acquired Fund to own a fund that is similar in style, and with a greater amount of assets. The Reorganization could create better efficiencies for the portfolio management team by increasing the amount of assets which could expand investment opportunities for the Fund.”

Comment 12.	In the third paragraph following the heading “Reasons for the Reorganization,” please disclose whether the Board considered the total gross expense ratios of each share class of the Acquiring Fund being higher than the corresponding class of the Acquired Fund. If the Board did not consider the total gross expense ratios of each share class, please disclose why the Board did not consider the total gross expense ratios.

Response 12.

The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“Before approving the Plan, the Trustees evaluated extensive information provided with respect to the management of the Funds and reviewed various factors about the Funds and the proposed Reorganization. The Trustees noted that the Acquiring Fund has an identical investment objective and similar investment strategies to the Acquired Fund. They further noted that each share class of the Acquiring Fund will have a net expense ratio that is the same as or lower than that of the corresponding share class of the Acquired Fund, and a gross expense ratio that is higher than that of the corresponding share class of the Acquired Fund, on a pro forma basis after the Reorganization.”

Comment 13.	On page B-9 following the heading “Annual Fee on Small Accounts,” the disclosure states that an annual $25 small account fee may be assessed. Please update the Fee Table to reflect this fee as an account fee in accordance with Instruction 2(d) to Item 3 of Form N-1A.

Response 13.	Per Instruction to 2(d) to Item 3 of Form N-1A, fess that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. The Registrant confirms that such fee only applies to a very small number of shareholders and is appropriately omitted.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at(617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron

Stephanie A. Capistron